 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 05, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on November 05, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the fourth tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the fourth tranche of the 2024 programme was announced: 24 October 2024. The duration of the fourth tranche of the 2024 programme: 25 October to no later than 31 January 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 24 October 2024, available here: https://newsweb.oslobors.no/message/630240

From 28 October until 1 November 2024, Equinor ASA has purchased a total of 1,750,000 own shares at an average price of NOK 269.5864 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

28 October	OSE	350,000	272.1657	95,257,995.00
	CEUX
	TQEX

29 October	OSE	350,000	274.2968	96,003,880.00
	CEUX
	TQEX

30 October	OSE	350,000	271.9696	95,189,360.00
	CEUX
	TQEX

31 October	OSE	350,000	266.3609	93,226,315.00
	CEUX
	TQEX

01 November	OSE	350,000	263.1389	92,098,615.00
	CEUX
	TQEX

Total for the period	OSE	1,750,000	269.5864	471,776,165.00
	CEUX
	TQEX

Previously disclosed buy-backs under the fourth tranche of the 2024 programme	OSE	400,000	278.5692	111,427,680.00
	CEUX
	TQEX
	Total	400,000	278.5692	111,427,680.00

Total buy-backs under fourth tranche of the 2024 programme (accumulated)	OSE	2,150,000	271.2576	583,203,845.00
	CEUX
	TQEX
	Total	2,150,000	271.2576	583,203,845.00

Following the completion of the above transactions, Equinor ASA owns a total of 49,756,940 own shares, corresponding to 1.78% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 41,281,815 own shares, corresponding to 1.48% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: November 05, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer